UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

Presto Automation Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74113T105

(CUSIP Number)

Joseph McCoy

c/o Cleveland Avenue, LLC

222 N. Canal St.

Chicago, IL 60606

(312) 383-6700
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74113T105

1			NAME OF REPORTING PERSON Cleveland Avenue Food and Beverage Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,000,000(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	10,000,000(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000(1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14	TYPE OF REPORTING PERSON		PN

(1)	The shares are held of record by Presto CA LLC (“Presto CA”). Cleveland Avenue Food and Beverage Fund II, LP (“CAFB Fund II”) is the sole member of Presto CA. Cleveland Avenue GP II, LLC (“Cleveland Avenue GP II”) is the general partner of CAFB Fund II. Cleveland Avenue, LLC (“CA LLC”) is the sole member of Cleveland Avenue GP II. Donald Thompson is the sole manager of CA LLC. Consequently, Mr. Thompson may be deemed to have sole voting and dispositive power over the shares held directly by Presto CA. Mr. Thompson disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.
(2)	Calculated based on 57,855,594 shares of common stock outstanding as of September 30, 2023, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended June 30, 2023, filed with the Securities and Exchange Commission on October 11, 2023.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.0001 per share (the “Presto Common Stock”), of Presto Automation Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 985 Industrial Road, San Carlos, CA 94070.

Item 2. Identity and Background

(a) Cleveland Avenue Food and Beverage Fund II, LP (the “Reporting Person”), a Delaware limited partnership. The shares are held of record by Presto CA LLC (“Presto CA”). The Reporting Person is the sole member of Presto CA. Cleveland Avenue GP II, LLC (“Cleveland Avenue GP II”) is the general partner of the Reporting Person. Cleveland Avenue, LLC (“CA LLC”) is the sole member of Cleveland Avenue GP II. The Reporting Person, Presto CA, Cleveland Avenue GP II and CA LLC are referred to together as “Cleveland Avenue”). Keith Kravcik, a director of the Company, is the Chief Investment Officer for all of CA LLC’s various investment funds. Donald Thompson is the sole manager of CA LLC. Consequently, Mr. Thompson may be deemed to have sole voting and dispositive power over the shares held directly by Presto CA. Mr. Thompson disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(b) The address of the principal business office of the Reporting Person and the other Cleveland Avenue entities and the business address of both Mr. Kravcik and Mr. Thompson is:

222 N. Canal Street

Chicago, IL 60606

(c) Cleveland Avenue is a privately-held venture capital firm that accelerates and strategically invests in innovative food, beverage, and emerging brands. Mr. Thompson is the Chief Executive Officer of CA LLC.

(d) During the last five years, none of the Reporting Person, the other Cleveland Avenue entities, Mr. Kravcik or Mr. Thompson has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Person, the other Cleveland Avenue entities, Mr. Kravcik or Mr. Thompson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person and each of the other Cleveland Avenue entities was organized in the state of Delaware. Both Mr. Kravcik and Mr. Thompson are citizens of the United States of America.

The Reporting Person’s response to Item 5 is incorporated by reference into this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds for all acquisitions by the Reporting Person was from working capital. No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

On November 10, 2021 and as subsequently amended on April 1, 2022 and July 25, 2022, Ventoux CCM Acquisition Corp. (“VTAQ”), Ventoux Merger Sub I, Ventoux Merger Sub II and Presto Automation Inc (“Presto”) entered into the Merger Agreement, pursuant to which (a) Ventoux Merger Sub I merged with and into Presto, with Presto being the Surviving Corporation in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation merged with and into Ventoux Merger Sub II, with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. On September 14, 2022, VTAQ held a special meeting of its stockholders and voted to approve the proposed Business Combination (the “Business Combination” or the “Merger”).

Immediately prior to the effective time of the Business Combination (the “Effective Time”), VTAQ issued an aggregate of 7,143,687 shares of Presto Common Stock to certain investors (the “PIPE Investors”) for aggregate proceeds of $55.5 million to Presto (the “Original PIPE Investment”). In connection with the Original Equity PIPE Investment, VTAQ and Chardan International Investments, LLC (together, the “Sponsors”) transferred an aggregate of 456,296 shares of VTAQ Common Stock to certain of the PIPE Investors. The Original PIPE Investment included a $50 million investment by Presto CA at an effective price per share of $7.14. The effective price per share of CA LLC’s investment takes into account (i) the subscription of 6,593,687 shares of Presto Common Stock for an aggregate purchase price of $50 million and (ii) the transfer of 406,313 shares of VTAQ Common Stock by the Sponsors to CA LLC for nominal consideration.

On May 22, 2023, Presto entered into a Securities Purchase Agreement with certain accredited investors named in the Purchase Agreement, including Presto CA, pursuant to which Presto agreed to sell an aggregate of 4,760,500 newly issued shares of the Presto Common Stock (including 1,500,000 shares to Presto CA), at a purchase price of $2.00 per share (the “May 2023 Private Placement”) for an aggregate purchase price of approximately $9.5 million. The May 2023 Private Placement closed on May 24, 2023.

On October 10, 2023, Presto entered into a Securities Purchase Agreement with Presto CA, pursuant to which the Presto agreed to sell 1,500,000 newly issued shares of Presto Common Stock, at a purchase price of $2.00 per share for an aggregate purchase price of $3.0 million (the “October 2023 Private Placement”). The October 2023 Private Placement closed on October 16, 2023.

The foregoing descriptions of the Subscription Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of each applicable Subscription Agreement, copies of which are filed as Exhibits 99.1, 99.2 and 99.3 to this Schedule 13D, and are incorporated herein by reference.

The information set forth or incorporated by reference in Item 6 of this statement is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The Presto Common Stock acquired by the Reporting Person was acquired solely for investment purposes.

Except as otherwise described herein, neither the Reporting Person, nor any of the other Cleveland Avenue entities, Mr. Kravcik or Mr. Thompson, has any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person’s response to Item 3 is incorporated by reference into this Item 4

Registration Rights Agreements

On September 21, 2022, Presto entered into an Amended and Restated Registration Rights Agreement with certain securityholders and the other parties to such agreement, including Presto CA (the “Holders”). Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Company was obligated to file a registration statement to register the resale of certain securities of Presto held by the Holders. The Amended and Restated Registration Rights Agreement also provides the Holders with certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

On May 22, 2023, Presto also entered into a Registration Rights Agreement with the investors in the May 2023 Private Placement. Under the Registration Rights Agreement, Presto agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) within 30 days following the date of the Registration Rights Agreement for purposes of registering the resale of the shares of Presto Common Stock issued in the May 2023 Private Placement. The Company has also agreed to use commercially reasonable efforts to cause the SEC to declare the Registration Statement effective as promptly as possible after the filing of the Registration Statement and no later than the earlier of (i) the 60th calendar day following the date on which an additional Registration Statement is required to be filed under the Registration Rights Agreement (or, in the event of a “full review” by the Securities and Exchange Commission (the Commission”), the 90th calendar day following the date such additional Registration Statement is required to be filed under the Registration Rights Agreement) and (ii) the 5th trading day after the date the Company is notified by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. Presto also agreed to use its commercially reasonable efforts to keep each Registration Statement continuously effective under the Securities Act of 1933, as amended, (the “Securities Act”) until the earlier of (i) such time as all of the registrable securities covered by such Registration Statement have been sold by the holders publicly or sold pursuant to Rule 144 or (ii) the date that all registrable securities covered by such Registration Statement may be sold by non-affiliates of the Company without volume or manner-of-sale restrictions under Rule 144, and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144, as determined by counsel to Presto pursuant to a written opinion letter to such effect, addressed and acceptable to Presto’s transfer agent and the affected holders.

In connection with the October 2023 Private Placement, Presto entered into a Registration Rights Agreement with Presto CA, with substantially the same terms of the Registration Rights Agreement for the May 2023 Private Placement.

The foregoing descriptions of the Registration Rights Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of each applicable Registration Rights Agreement, copies of which are filed as Exhibits 99.4, 99.5 and Exhibit A to Exhibit 99.3 to this Schedule 13D, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)       Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 and Item 4 above summarize certain provisions of the Securities Purchase Agreements of the Original PIPE Investment, the May 2023 Private Placement, the October 2023 Private Placement, and the related Registration Rights Agreement, and are incorporated herein by reference. A copy of each of the Subscription Agreements and the Registration Rights Agreements are filed as exhibits to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Presto, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Amended & Restated Cleveland Avenue Subscription Agreement, dated July 25, 2022, by and between VTAQ and Presto CA (incorporated by reference to Exhibit 10.2 to Presto’s Current Report on Form 8-K filed on July 26, 2022).

Exhibit 99.2	Form of Securities Purchase Agreement, dated May 22, 2023 by and among Presto Automation Inc. and each purchaser listed in the signature page thereto (incorporated by reference to Exhibit 10.1 of Presto’s Current Report on Form 8-K filed on May 22, 2023).

Exhibit 99.3	Securities Purchase Agreement, dated October 10, 2023, between Presto Automation Inc. and Presto CA (incorporated by reference to Exhibit 10.1 of Presto’s Current Report on Form 8-K filed on October 10, 2023).

Exhibit 99.4	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 27, 2022).

Exhibit 99.5	Form of Registration Rights Agreement, dated as of May 22, 2023, by and among Presto Automation Inc. and certain persons listed therein (incorporated by reference to Exhibit 10.2 of Presto’s Current Report on Form 8-K filed on May 22, 2023).

Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company has agreed to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 26, 2023

CLEVELAND AVENUE FOOD AND BEVERAGE FUND II, LP

By:	/s/ Joseph McCoy
Joseph McCoy, Chief Operating Officer and General Counsel of Cleveland Avenue, LLC